Results of Special Shareholder Meeting
A special meeting of the shareholders of the Fund was held on April 27, 2015, for shareholders on record as of March 20, 2015, to vote on the following proposal, the results of which are shown below.

1. To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and WSMC.

For       Against  Withheld
127,730             0                     14,603